Filed pursuant to Rule 424(b)(3)
Registration No. 333-110382

PROSPECTUS

2,596,475 Shares of Common Stock

FIRST FEDERAL CAPITAL CORP
First Federal Capital Corp
605 State Street
La Crosse, Wisconsin 54601
(608) 784-8000

     Shares of common stock of First Federal Capital Corp are being offered by this prospectus. The shares may be sold from time to time by the shareholders identified on page 6 of this prospectus, which we refer to as the “shareholders.” We have agreed with the shareholders to register the shares at this time in order to facilitate their resale in the future. If any of the shares are sold by the shareholders, we will not receive any of the proceeds.

     Our common stock is quoted on the Nasdaq National Market under the symbol “FTFC.” The last sale price for the common stock on December 15, 2003, as reported on the Nasdaq National Market System, was $23.11 per share.

     See “Risk Factors,” beginning on page 1, to read about certain factors you should consider before buying shares of the common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The securities offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other government agency.

The date of this prospectus is December 15, 2003.

TABLE OF CONTENTS

About This Prospectus	i
A Warning About Forward-Looking Information	i
Risk Factors	1
About First Federal	4
Use of Proceeds	5
The Shareholders	5
Plan Of Distribution	7
Legal Matters	8
Experts	8
Where You Can Find More Information	9
Incorporation Of Certain Information By Reference	9

ABOUT THIS PROSPECTUS

     In this prospectus, “First Federal,” “us,” “we” and “our” refer to First Federal Capital Corp and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The terms “First Federal Capital Bank” and “Bank” refer to our banking subsidiary, First Federal Capital Bank.

     You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

     The shares offered by this prospectus have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

     You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information” on page 9 of this prospectus.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

     We have made forward-looking statements in this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of First Federal and include statements preceded by, followed by, or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. First Federal disclaims any obligation to update any such statements or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. The future results and shareholder values of First Federal may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Federal’s ability to control or predict. Such factors include, among others, the following: general economic and business conditions in those areas in which First Federal operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of First Federal’s business; and other risk factors referenced in this prospectus. The factors set forth under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. For those statements, First Federal claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

i

RISK FACTORS

     In addition to the other information contained in this prospectus, you should consider carefully the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks related to our business:

     An economic slowdown in Wisconsin, southeastern Minnesota, and northern Illinois could hurt our business. Because we focus a significant portion of our business in Wisconsin, southeastern Minnesota and northern Illinois, an economic slowdown in our area could hurt our business. An economic slowdown could have the following consequences:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for the products and services of First Federal may decline; and

•	Collateral for loans made by the Bank, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans of the Bank.

We are highly dependent on real estate and a downturn in the real estate market could hurt our business.

     A significant portion of our loan portfolio is dependent on real estate. At September 30, 2003, real estate served as the principal source of collateral with respect to approximately 80% of the Bank’s loan portfolio. A decline in current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock. Acts of nature, including earthquakes, floods and wildfires, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Failure to successfully execute our strategy could adversely affect our performance.

     Our financial performance and profitability depends on our ability to execute our corporate growth strategy. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our business is subject to interest rate risk and changes in interest rates may adversely affect our performance and financial condition.

     Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of our borrowers, the rates received on loans and securities and rates paid on deposits and borrowings. The difference between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, we would expect our interest rate spread to increase if interest rates rise and, conversely, to decline if interest rates fall. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse effect on our business, financial condition and results of operations.

We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations.

     The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time.

     New laws and regulations or changes in existing laws and regulations or repeal of existing laws and regulations may adversely impact our business. The impact on us and our financial performance of the recently enacted Sarbanes-Oxley Act of 2002 and various rule making by the Securities and Exchange Commission and Nasdaq cannot presently be determined.

     Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects economic conditions for us.

We face strong competition from financial service companies and other companies that offer banking services that could hurt our business.

     The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

     A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

     In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our internal operations are subject to a number of risks.

     We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

First Federal depends on cash dividends from the Bank to meet its cash obligations.

     As a holding company, dividends from the Bank provide a substantial portion of First Federal’s cash flow used to service First Federal’s other obligations. Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval.

Only a limited market exists for our common stock that could lead to price volatility and losses for investors purchasing in this offering.

     Our common stock is designated for quotation on the Nasdaq National Market but our trading volume is modest. We cannot assure you that a more active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that you will be able to sell your shares at or above the price paid in this offering.

We have provisions in our certificate of incorporation and bylaws, as well as provisions of the Wisconsin Business Corporation Law applicable to us, that might deter a possible acquirer from pursuing an acquisition with us.

     We are a Wisconsin corporation subject to the Wisconsin Business Corporation Law, which contains several anti-takeover provisions. Our articles of incorporation also include anti-takeover provisions. These anti-takeover provisions may make us a less attractive target for a takeover bid or merger, potentially depriving shareholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.

ABOUT FIRST FEDERAL

First Federal Capital Corp

     First Federal Capital Corp was incorporated under the laws of the State of Wisconsin in 1989. In that year, First Federal also became the savings and loan holding company for First Federal Capital Bank upon its conversion from mutual to stock form. First Federal currently owns all of the outstanding capital stock of the Bank, which is the principal asset of First Federal. First Federal’s principal office is located at 605 State Street, La Crosse, Wisconsin 54601, and its telephone number is (608) 784-8000.

First Federal Capital Bank

     First Federal Capital Bank was founded in 1934 and is a federally chartered, federally insured, savings bank headquartered in La Crosse, Wisconsin. The Bank’s primary business is community banking, which includes attracting deposits from and making loans to the general public and private businesses, as well as governmental and non-profit entities. In addition to deposits, the Bank obtains funds through borrowings from the Federal Home Loan Bank of Chicago, as well as through other sources such as securities sold under agreements to repurchase and purchases of federal funds. These funding sources are principally used to originate loans, including single-family residential loans, commercial real estate loans, business loans and lines of credit, consumer loans, and education loans. The Bank also purchases and/or participates in loans from third-party financial institutions and invests in mortgage-backed and related securities. The Bank is also an active seller of residential loans in the secondary market.

     The Bank’s primary market areas for conducting its activities consist of communities located in the southern two-thirds of Wisconsin, northern Illinois, and southeastern Minnesota. The Bank maintains 95 banking offices in its market areas. Twenty of these offices are located in the Madison metropolitan area, six in the La Crosse metropolitan area, six in the city of Eau Claire, four each in the Appleton and Wausau areas, three each in the Beloit, Hudson, Oshkosh, and Green Bay areas, and two each in the cities of Kenosha, Janesville, River Falls, and Neenah, Wisconsin. The Bank also maintains one banking facility in fifteen other cities located throughout its market area in Wisconsin. The Bank also has six offices in the Rockford, Illinois area and ten offices in Minnesota, including five in Rochester and one in St. Paul. The Bank also operates a high school office located in Eau Claire. Finally, the Bank has three separate residential loan production offices, two of which are located in Appleton and one in Eau Claire, Wisconsin.

     The Bank is subject to regulation and examination by the Office of Thrift Supervision, its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation, which administers the Savings Association Insurance Fund, which insures the Bank’s deposits to the maximum extent permitted by law.

     The Bank’s principal executive offices are located at 605 State Street, La Crosse, Wisconsin 54601, and its telephone number is (608) 784-8000. The Bank’s Internet site is www.firstfed.com.

USE OF PROCEEDS

     If a shareholder decides to sell all or a portion of his, her or its shares, the shareholder will receive all of the net proceeds from the sale. None of the proceeds will be available for our use or benefit.

THE SHAREHOLDERS

     The shareholders acquired the shares in a private placement of our common stock on October 10, 2003, which we refer to as the “private placement.” In the private placement, we paid cash and issued 2,596,475 shares of our common stock to the shareholders of Liberty Bancshares, Inc. in exchange of all of the issued and outstanding common stock of Liberty Bancshares. Pursuant to a written agreement with the shareholders, we granted registration rights covering the resale of their First Federal common stock. We are registering the shares on a Registration Statement on Form S-3, of which this prospectus forms a part. The shares are being registered to permit public secondary trading of the shares, and the shareholders may in their discretion offer the shares for resale from time to time; however, the shareholders each have agreed to limit their resales of the shares to 50% of the shares each shareholder received until October 10, 2004.

     The following table lists the shareholders and sets forth certain information known to us as of October 10, 2003 regarding the beneficial ownership of common stock of each shareholder that acquired shares in the private placement. Several of these shareholders hold other shares of our common stock which are not included in this Registration Statement. We are unable to determine the exact number of shares that the shareholders will actually sell, if any.

	Shares Owned Prior to This Offering

Name of Shareholder	Number	Percentage(1)

Affolter II, James E	59,306	*
Barnett, Bruce J	249,577	1.1%
Barrett, Dennis P.(2)	71,921	*
Barrows, Leslie D.(3)	3,773	*
Profit Sharing Trust of Bonestroo, Rosene, Anderlik, and Associates, Inc.	214,357	1.0
Bonestroo, Otto G.(3)	530,704	2.4
Grotte, Harold C.(3)	447,678	2.0
Grotte, Jeffrey S.(3)	5,000	*
Grotte, Todd(3)	19,624	*
J&A Family Limited Partnership	107,452	*
Macke, Timothy J.(2)	144,238	*
Randall, William C	280,990	1.3
Rosene, Barbara H	43,588	*
Rosene, Joyce H	90,809	*
Rosene, Marilyn J	43,588	*
Rosene, Richard A	43,588	*
Rosene, Robert W.(3)	103,423	*
Sognesand, Gerald K	59,306	*
Thayer, Michelle G.(3)	33,965	*
Theis, Laurel M	43,588	*

Total	2,596,475	11.6%

*	Less than 1%.

(1)	Based upon the number of our shares outstanding on November 30, 2003.

(2)	Shareholder is an employee of First Federal.

(3)	Includes shares held in an IRA.

PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the shareholders. As used in this prospectus, “shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of the prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

     Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions), including

•	on the Nasdaq National Market,

•	in the over-the-counter market,

•	in negotiated transactions,

•	through put or call options transactions relating to the shares,

•	through short sales of shares, or

•	a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.

     These transactions may or may not involve brokers or dealers. The shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the shareholders.

     Selling shareholders may effect transactions by selling shares directly to purchasers, or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by the broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

     If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, according to Rule 424(b) under the Act, disclosing

•	the name of each selling shareholder and of the participating broker-dealers(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

     In addition, if we are notified by a selling shareholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

     The validity of the shares of First Federal Capital Corp common stock offered by this prospectus will be passed upon for First Federal Capital Corp by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

EXPERTS

     The consolidated financial statements of First Federal Capital Corp at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference from First Federal’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon, which is incorporated herein by reference, and are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     First Federal Capital Corp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Reports, proxy statements and other information filed by First Federal Capital Corp can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet worldwide web site at http://www.sec.gov at which reports, proxy and information statements and other information regarding First Federal Capital Corp are available; this information is also available through our web site at http://www.firstfed.com. Reports, proxy statements and other information concerning First Federal Capital Corp may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     First Federal hereby incorporates by reference into this prospectus the following documents:

     (a) Specifically,

     (1) First Federal’s Annual Report on Form 10-K for the year ended December 31, 2002,

            (2) First Federal’s (i) Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2003, and (ii) Current Reports on Form 8-K filed on April 10, 2003, April 17, 2003, July 7, 2003 and October 23, 2003.

            (3) The description of First Federal Common Stock and First Federal Series A Junior Participating Preferred Stock and Preferred Stock Purchase Rights set forth in First Federal’s Registration Statements on Form 8-A dated October 19, 1989 and January 27, 1995, respectively.

     (b) All documents filed by First Federal Capital Corp pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the shares of First Federal common stock offered hereby.

     Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     This prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents are available without charge upon request from First Federal Capital Corp, Secretary, 605 State Street, La Crosse, Wisconsin 54601, telephone (608) 784-8000.